EIGER SUPPORTS NEWLOOK’S VoIP NETWORK EXPANSION THROUGH ACQUISITION OF ARTEL INTERNATIONAL LTD.

Toronto – April 26th, 2005 – Eiger Technology Inc. (“Eiger”) (TSX: AXA, OTCBB: ETIFF) is pleased to announce that it is in agreement with Newlook Industries Corp. (“Newlook”) (TSXV: NLI) to provide 1.2 million shares of its current holdings of Newlook for the purchase of 100% of the issued and outstanding shares of Artel International Ltd. (“Artel”) as announced on a April 26th, 2005 Newlook press release.

Artel holds 8 licenses issued by respective countries in Africa and South America to establish VoIP networks in these countries.  These networks will originate, transport and terminate long distance calling to the world.  Artel has also applied for licenses in an additional 6 countries on the same continents.

Upon completion of the Artel/Newlook transaction, Onlinetel, a Newlook subsidiary, will be able to originate and terminate calls to and from these countries over its national Canadian VoIP platform.

Upon closing the transaction, Mr. Rene Arbic, majority shareholder of Artel, will be appointed President and Director of Newlook.

Mr. Arbic experienced an early retirement after twenty-five years of service with Bell Canada where he held numerous positions in various technical and international marketing departments culminating as Jr. Vice President with Stentor, a consortium of the major Canadian telecommunication companies.  Mr. Arbic co-founded Bridgepoint International Inc., a TSX Venture company specialized in the construction and management of telecom co-location centers throughout North America. He has also been a board member of numerous hi-tech companies.  Two years ago he founded Artel International Ltd., a company specialized in the establishment and management of VoIP networks in Africa and South America.

“This transaction assures more efficient use of Onlinetel’s national Canadian VoIP network by termination and origination of calls to and from these countries and will enable Onlinetel’s Canadian customers primary rates and service to these countries,” said Gerry Racicot, CEO of Eiger and Newlook.  Continuing, Racicot stated, “this transaction opens up tremendous possibilities for the 50,000 plus members of Onlinetel’s Call Zone/Call World program, with the possibility of Call Zones being expanded to include other countries of the world”.

“This transaction creates value without dilution for current shareholders of both Eiger and Newlook” continued Racicot.

Further details will be made public upon completion of a formal agreement.  This transaction is subject to all regulatory approvals.

Further corporate update: At the recent Annual General Meetings, Mr. Robert Hoegler did not stand for directorship of both Eiger and Newlook.  Mr. Phillip Cassis was elected at the respective AGM’s to replace Mr. Hoegler.  We wish to thank Bob for his years of dedication to Eiger and Newlook.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a publicly traded company listed on the Toronto Stock Exchange.  Its shares also trade on the NASD’s OTCBB under the symbol “ETIFF”. For more information please refer to www.sedar.com, visit www.eigertechnology.com or contact: Jason Moretto, Chief Financial Officer, Eiger Technology, Inc. Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com

The management of the Company, who take full responsibility for its content, prepared this press release.  The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger’s current expectations.  These statements involve risks and uncertainties including, without limitation, Eiger’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations and overall market conditions.  Consequently, actual events and results in future periods may differ materially from those currently expected.